UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact September | 2020

Azul Announces October Estimated Capacity

São Paulo, September 10, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the best airline in the world according to Tripadvisor, announces today that it expects to operate 505 peak daily departures and 89 destinations in October. Total capacity for the month is expected to be 55% of the same period last year and domestic capacity 60%.

“Based on our October schedule and the most recent demand trends, which showed strong improvements in booked average fares and revenue, we are well on our way to achieving our year-end network and demand recovery targets,” says Abhi Shah, Azul’s Chief Revenue Officer.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 10, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer